EXHIBIT 99.8

FREMONT MUTUAL INSURANCE COMPANY

933 E. Main Street, Fremont, Michigan 49412

PROXY STATEMENT
_____________, 2004

GENERAL INFORMATION REGARDING THE MEETING

Date, Time and Place

          We are furnishing this proxy statement to you in connection with the solicitation by the board of directors of Fremont Mutual Insurance Company ("Fremont") of proxies to be voted on at a special meeting of members of Fremont to be held on _________________, 2004, at 10:00 a.m. local time and at any postponements or adjournments of the special meeting. The special meeting will be held at the Fremont City Library 104 East Main Street, Fremont, MI 49412.

Matters to be Considered

          We have called the special meeting to consider and vote upon (i) a plan of conversion dated August 25, 2003, a copy of which we have attached as Exhibit A and (ii) the proposed amended and restated articles of incorporation of Fremont, a copy of which we have attached as Exhibit B. Neither the closing of the conversion nor the amendment of the articles of incorporation will occur unless both matters receive the requisite approval of policyholders. In accordance with the plan of conversion, Fremont will convert from a Michigan domiciled mutual insurance company into a Michigan domiciled stock company and become a wholly-owned subsidiary of Fremont Michigan InsuraCorp, Inc. ("FMIC"). FMIC is a new Michigan business corporation formed for the purpose of becoming the parent company of Fremont. Policyholders who are Michigan residents are being given the opportunity to buy the common stock of FMIC, which will become a publicly traded company if the conversion is completed. The plan of conversion and the amended and restated articles of incorporation have been approved by the Michigan Office of Financial and Insurance Services ("OFIS").

Recommendations of the Board

          Our board of directors unanimously approved and adopted the plan of conversion and the transactions contemplated in the plan of conversion. The board of directors believes that the conversion is fair and equitable to the policyholders of Fremont, and will benefit and serve the interests of Fremont and its policyholders. The board of directors, therefore, unanimously recommends that you vote FOR approval of the Plan of Conversion and FOR adoption of Fremont's Amended and Restated Articles of Incorporation.

Voting

          Under Michigan law, voting at the special meeting is based on membership in Fremont as of the record date of August 25, 2003. Under the plan of conversion, each of our members who held an insurance policy issued by us and in force at the close of business on August 25, 2003 is considered to be an eligible policyholder for purposes of voting at the special meeting. Each eligible policyholder will receive one vote. As of August 25, 2003, there were 38,252 eligible policyholders.

          You are urged to be represented at the special meeting either in person or by proxy. If you are not able to attend the special meeting, please sign and return the enclosed proxy. Even if you plan to attend, we request that you sign and return the enclosed proxy. Each proxy that is properly signed and timely returned will be voted as requested by the member in the proxy. If no directions are given, the proxy will be voted in favor of the plan of conversion and in favor of adopting the amended and restated articles of incorporation. We do not know of any other matters that will be presented at the meeting; however, if any other matters are presented, the persons named in the proxy will vote on those matters and will act according to their best judgment. You may revoke your proxy at any time before it is voted at the special meeting by submitting a written notice of revocation to Fremont's corporate secretary or by attending the meeting and voting in person.

          We are soliciting proxies by mail and through our directors, officers, employees and authorized representatives in person, by telephone, and by other means. Fremont will pay all expenses of solicitation and tabulate the proxies.

          The following descriptions of the conversion, including the main provisions of the plan of conversion, are qualified in their entirety by reference to other information contained elsewhere in this document, including the Plan of Conversion which is attached as Exhibit A.

          Additional information regarding the conversion, Fremont and FMIC, including pro forma financial information and audited financial statements of Fremont, is set forth in the prospectus which is available upon request.

SUMMARY OF
THE PLAN OF CONVERSION

General

          We are proposing to convert Fremont into a company that is owned by shareholders, pursuant to Chapter 59 of the Michigan Insurance Code, MCL 500.5901, et seq., and our plan of conversion. Before this proxy statement was mailed, the plan of conversion was approved:

          (a)          by the unanimous vote of our board of directors; and

          (b)          in writing by the OFIS.

          In order to become effective, the plan of conversion must also be approved by at least two-thirds (2/3) of the votes cast by policyholders at the special meeting. A copy of the plan of conversion is attached to this proxy statement as Exhibit A. You are encouraged to read the plan of conversion in its entirety.

Reasons for the Conversion

          As a mutual company, Fremont has no authority to issue stock and consequently has virtually no access to market sources for equity capital. Only by generating and retaining earnings from year to year would we be able to increase our surplus.

          Our strategic plan seeks to reduce our overall risk by continuing to balance our lines of business, improving profitability and improving capital strength. The ability to issue stock and the additional capital from the stock offering would immediately allow us to further our strategic plan and help us toward our goal of becoming the company of choice for insurance services through convenience, unparalleled service and value. Specifically, the conversion is intended to:

•	improve our capital position and reduce our interest expense through the exchange of surplus notes, providing additional financial security for our policyholders,

•	support our current and future product line expansions and growth,

•	provide policyholders an opportunity to participate in our success,

•	create incentives to officers, directors and employees to maximize our performance, and

•	provide a means for diversifying our business opportunities and improving our ability to raise capital in the future.

Interpretation and Amendment of the Plan of Conversion

          The board of directors of Fremont has the authority to interpret and apply the provisions of the plan of conversion to particular facts and circumstances and to make all determinations necessary or desirable to implement the plan of conversion. The plan of conversion states that any interpretation or determination made by the board in good faith and based on the information and assistance which were then reasonably available will be final, conclusive and binding. The plan of conversion also states that neither Fremont nor its directors, officers, employees or agents will be liable to any person in connection with any such interpretation or determination. The plan of conversion may only be amended, withdrawn or terminated by the affirmative vote of not less than two-thirds (2/3) of the directors of Fremont then in office and by approval of the Bureau.

Subscription Rights

          As part of the proposed conversion, FMIC is offering up to 920,000 shares of its common stock for sale at $10 per share. Holders of Fremont surplus notes will first be allowed an opportunity to convert their notes to shares. Shares will then be offered to eligible policyholders who are residents of Michigan and officers and directors of Fremont and FMIC through nontransferable subscription rights. Eligible policyholders that are not Michigan residents will not receive subscription rights. Michigan policyholders who owned more than one policy on that date are only receiving one subscription right.

          A subscription right is a right to purchase FMIC common stock. You are prohibited by law from transferring your subscription right or agreeing to transfer the common stock you intend to purchase if you decide to exercise your subscription right. If you violate this prohibition, your subscription right will be terminated.

          If you decide to buy any shares, the minimum number of shares you may buy is 250 and the maximum number of shares you may buy is 5% of the shares sold, which will range from 34,000 to 46,000 shares depending on the total shares issued in the offering. Fractional shares will not be sold. If you were not a Fremont policyholder on August 25, 2003, or if you are not a Michigan resident you are not entitled to purchase shares in the proposed subscription offering.

          Your vote for approval of the plan in no way obligates you to buy stock. This proxy statement does not constitute an offer to purchase common stock. An offer to purchase the common stock is being made only by means of the prospectus.

Stock Price and Number of Shares to be Issued

          The Estimated Valuation Range. The Insurance Code requires that the subscription offering range be consistent with an independent appraisal of the estimated market value of FMIC following the conversion of Fremont. Under the Insurance Code, this amount may be discounted by an amount that the appraiser deems necessary to attract full subscription for the shares. Fremont obtained an appraisal meeting these requirements from R.P. Financial. The valuation analysis estimated the market value of FMIC following the conversion to be $ 8,000,000, assuming completion of the transactions contemplated by the plan of conversion. The valuation analysis included a discount, as permitted by the Insurance Code, in an amount R.P. Financial deemed necessary to attract purchasers for all of the shares offered in the proposed offering. The valuation analysis was based upon a combination of valuation methods including discounted cash flow analysis, an analysis of comparable publicly traded companies and an analysis of comparable conversion transactions. The valuation analysis is intended to be an estimate of the pro forma market value of FMIC and is not a recommendation as to the advisability of purchasing the common stock.

          Fremont, after consultation with R.P. Financial, established a valuation range at $6,800,000 to $9,200,000. This estimated valuation range extends 15% below and 15% above the estimated pro forma market value of FMIC. The estimated valuation range is intended to establish a range within which the conversion will be completed, as long as FMIC raises capital equal to the minimum amount.

          The Offering Range. The estimated valuation range is from $6,800,000 to $9,200,000. Under the plan of conversion, the minimum and maximum number of shares being offered was determined based on the minimum and maximum estimated valuation range minus the conversion of any surplus notes divided by the share price.

Exchange of the Surplus Notes

          The plan of conversion provides that, surplus note holders can receive shares of common stock in exchange for their surplus notes and interest accrued through effective date of the conversion. The number of shares issued in exchange for surplus notes will be determined by dividing the outstanding balance due on a note including accrued interest by the $10 per share offering price. The aggregate principal value of the surplus notes currently outstanding is $5.2 million. No investor may acquire more than 5% of the shares of FMIC, therefore, not all holders of surplus notes will be able to convert all of their notes for shares. If all surplus note holders exchange the maximum amount of their notes allowed, FMIC will issue approximately 363,000 shares to them out of the maximum offering of 920,000.

Community Offering

          Shares will be offered to the general public concurrently with the subscription offering. If all of the shares offered have not been exchanged for surplus notes or purchased by subscription rights holders, the remaining shares may be purchased by the general public with preference given to policyholders of Fremont whose policies were issued after August 25, 2003.

CONSEQUENCES OF THE CONVERSION

Corporate Structure

          After the conversion, Fremont will be a wholly-owned subsidiary of FMIC. FMIC will be owned by those who purchase shares in the offering and by surplus note holders who exchange their notes for stock.

Continuity of Insurance Coverage and Business Operations

          The conversion will not affect your contractual rights to insurance protection under your individual insurance policies with us. During and after the conversion, our normal business of issuing insurance policies in exchange for premium payments and processing and paying claims will continue without change or interruption. After the conversion, we will continue to provide services for policyholders under current policies and by our present management and staff.

          All of the current directors and officers of Fremont will retain their positions after the conversion, subject to our bylaws and company policies and procedures.

Voting Rights

          Following the conversion, your voting rights as an eligible policyholder of Fremont will terminate and policyholders will no longer have the right to elect Fremont's directors. Instead, voting rights with regard to Fremont will be vested exclusively in FMIC, which will own all the capital stock of Fremont. Voting rights in FMIC will be vested exclusively in the shareholders of FMIC. Each holder of common stock will be entitled to vote on all shareholder matters of FMIC, subject to the terms of FMIC's articles of incorporation, bylaws and applicable law.

No Cash or Stock Distributed to Policyholders in the Conversion

          No cash or stock will be distributed to eligible policyholders under the plan of conversion. Rather, eligible policyholders who are Michigan residents will receive nontransferable subscription rights to purchase stock in FMIC. The membership interests of policyholders in the mutual insurance company will be extinguished following the conversion.

Dividends

          FMIC does not intend to pay dividends to its shareholders in the foreseeable future and cannot assure its shareholders that dividends will be paid in the future. The primary source of funds for payment of dividends will be dividends from FMIC'S subsidiary, Fremont. Moreover, the payment of any dividends from Fremont to FMIC is subject to the insurance laws and regulations intended to protect policyholders.

Rights Upon Dissolution

          After the conversion, policyholders will no longer have the right to a pro rata distribution of any remaining surplus in the unlikely occurrence of our dissolution. Instead, this right will vest in FMIC as the sole shareholder of Fremont.

Rating Agency Considerations

          Capital raised through the conversion, as well as access to additional capital following the conversion, would generally be viewed positively by rating agencies when evaluating an insurer's financial strength and claims-paying ability. A higher rating would improve Fremont's competitive position.

VOTING CONSIDERATIONS

          Our board of directors and management believe that the conversion will benefit and serve the best interests of Fremont and its policyholders. However, you should carefully consider the implications of the conversion, including the following:

General

          Because Fremont is a mutual insurance company, you have interests in Fremont in addition to your contractual right to insurance coverage provided by your policy of insurance. These interests include (i) the right to vote with respect to the election of directors of Fremont and certain other fundamental corporate transactions, such as an amendment to the articles of incorporation of Fremont or a merger of Fremont, (ii) the right to receive dividends if, as and when declared by the board of directors (Fremont has never declared a policyholder dividend and has no intention of doing so in the future) and (iii) in the unlikely event of a dissolution of Fremont, the right to receive a pro rata distribution of any surplus remaining after all claims and other liabilities of Fremont are paid. However, these interests are incidental to, and only exist because of, the underlying insurance policy. A policyholder who terminates his policy automatically forfeits the interests in Fremont described above. In the conversion, no cash, stock or policy credits will be provided to you in exchange for the termination of these interests.

Potential Conflicts between Interests of Policyholders and Shareholders

          Prior to the conversion, the board of directors has a duty to act in the best interests of Fremont and its policyholders. After shares of stock are sold to the public or to other third parties, the board of directors of FMIC will have a duty to act in the best interests of FMIC and its shareholders. There is a potential that in certain circumstances, the interests of shareholders and policyholders may conflict. However, we believe that after the conversion, policyholders and shareholders will generally have common interests. FMIC's performance - and the performance of the publicly owned stock - will both relate to the financial and operational success of Fremont and the value and competitiveness of the products and services offered to policyholders. Only by satisfying its customers - its policyholders - can Fremont reach the growth and financial success that will serve the best interests of both the policyholders and the shareholders. Once the stock of FMIC is publicly traded, our management will come under additional public scrutiny relating to Fremont's operations, including scrutiny by market analysts and the financial press. We will also become subject to disclosure mandated by federal securities law, in addition to oversight by state insurance regulators.

Proposed Management Purchases

          The plan of conversion entitles officers and directors to purchase up to 10% of the shares offered in the subscription offering. Furthermore, the plan of conversion allows stock options to be given to officers, directors and key employees of Fremont after the conversion. Stock options may become an important part of a manager's compensation. The flexibility to pay compensation in the form of stock options, in the same manner as other public companies, should enhance our ability to attract and retain highly qualified managers whose service will benefit policyholders.

Reliance on Management

          There can be no assurance that our strategies for the use of capital raised in sales to the public or to other third parties will be successful. If our strategies are not successful, we might not be able to offer you policy values and services better than or equivalent to those we have offered in the past. The success of our strategy will depend in large part upon the skill and judgment of our management. While past performance does not assure future success, our management believes that it has consistently demonstrated high levels of skill and judgment in managing Fremont's operations and affairs for the benefit of policyholders.

          In addition to the foregoing, you should also consider the potential adverse consequences to Fremont and its eligible policyholders if Fremont remains in its present structural form while its competitors, with greater access to equity capital, may be able to offer products and services superior to those offered by Fremont.

SUMMARY OF
AMENDED AND RESTATED ARTICLES
OF INCORPORATION OF FREMONT

Amendment of Articles of Incorporation

          The conversion requires that we amend our existing articles of incorporation to authorize the issuance of capital stock by Fremont to FMIC. Upon completion of the conversion, Fremont will issue all of its newly issued shares of capital stock (60,000 shares) to FMIC in exchange for a majority of the net proceeds from FMIC's sale of common stock in the subscription offering. None of Fremont's assets will be distributed in order to effect the conversion, other than to pay expenses incident to the conversion.

          The amendment of our articles of incorporation is an important part of the conversion. A copy of Fremont's proposed amended and restated articles of incorporation are attached to this proxy statement as Exhibit B.

          Fremont's amended articles of incorporation will provide that the articles may be amended only if such amendment is approved by holders of a majority of the shares of Fremont's common stock and, if and to the extent required by law, approved by OFIS. The bylaws may be amended by a majority vote of Fremont's board of directors or by a majority vote of the outstanding shares of voting stock of Fremont at a meeting called for such purpose.

RECOMMENDATION OF THE BOARD OF DIRECTORS

          The board of directors of the company unanimously recommends that you vote "FOR" approval of the Plan of Conversion and "FOR" approval of the Amended and Restated Articles of Incorporation. Voting for approval of the Plan of Conversion and the Amended and Restated Articles of Incorporation will not obligate you to purchase common stock in the offering.

ADDITIONAL INFORMATION

          Your board of directors urges you to consider carefully this proxy material and, whether or not you plan to attend the special meeting in person, to fill in, date, sign and return the enclosed proxy as soon as possible to assure that your vote will be counted. Returning the proxy will not prevent you from voting in person if you attend the special meeting. You may revoke your proxy by written instrument delivered to the corporate secretary of Fremont by _________, 2004, or by attending the special meeting and voting in person.

* * *

          This proxy statement is not an offer to sell or the solicitation of an offer to buy the common stock of FMIC. Such offers or solicitations can be made only by the prospectus.

BY ORDER OF THE BOARD OF DIRECTORS,

Donald E. Bradford, Secretary

_________, 2004
Fremont, Michigan